Our Ref.: NTEI/CSF051501

15 May 2006                                          BY FAX NO. (1-202) 772-9218

Securities and Exchange Commission (the "Commission")
Washington D.C. 20549
U.S.A.

Attn:  Ms. Kate Tillan
           Assistant Chief Accountant

Dear Madam,

Re:  Nam Tai Electronics, Inc. (the "Company")
     Form 20-F for the year ended December 31, 2005
     Filed March 15, 2006
     File No. 001-31583

We refer to your letter dated April 17, 2006. We have responded to all of the Staff's comments either by providing an explanation or providing supplemental information as requested. We will make the proposed amendments in our future filings. Our answers to the Staff's comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff's comment letter, which have been retyped herein in bold face for your ease of reference):

     Item 5. Operating and Financial Review and Prospectus, page 36
     Results of Operations, page 43
     Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 43

     1. We note that your product revenue increased 49% between 2005 and 2004 and 31% between 2004 and 2003. You attribute the increase to "increased" sales of certain products within certain segments as the result of "the addition of new customers, and organic growth." Please discuss how you define organic growth in future filings. Also per Item 5.A.1 of Form 20-F, you should provide a narrative discussion of "the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services." Under SAB topic 13.B, "[c]changes in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease." Per Release 33-8350, "[a] thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." And under FRC 501.04, you should include a discussion and quantification of the contribution of two or more factors identified as the causes for material changes "where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue." As such m, your MD&A should not only identify and quantify to the extent practicable the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying effect of decreases) when the reasons are also material and determinable.

          Company answer:

          We respectfully advise the Staff that we will define organic growth in our future filings as follows: "Organic growth refers to the increase in turnover of our existing business excluding any growth from mergers or acquisitions".

          We also respectfully advise the Staff that we will comply in future filings with the requirements of SAB Topic 13.B, Item 5.A.1 of Form 20-F, Release 33-8350 and FRC 501.04.

     2. We note that you have three reportable operating segments. It appears from the information in Note 19 on page F-35 that the segments may have contributed in materially disproportionate ways to your revenues and profitability. If so, you should include in future filings a separate discussion of segment revenues, profitability and cash needs. For example, your discussion of gross profit is only on a consolidated basis. Please refer to FRC 501.06(a)?

          Company answer:

          We respectfully advise the Staff that we will provide a separate discussion of segment revenues, profitability and cash needs and will also adopt the format of FRC501.06(a) to include a separate table for profitability by segment in our future filings as follows:

          Net Sales by Segment
          (in thousands of US dollars except percentages)


                                                                  Year Ended December 31,
                                             ------------------------------------------------------------------
                                                        200X                  200Y                 200Z
                                                        ----                  ----                 ----
          Segments                                  $           %         $          %         $          %
          --------                                  -           -         -          -         -          -
          Consumers Electronics and
           Communication Products
          Telecommunication Components
           Assembly
          LCD Panels and Transformers
                                             ------------------------------------------------------------------
          Total
          =====                              ==================================================================

          Year Ended December 31, 200X Compared to Year Ended 31, 200Y (Discussion of sales changes for each segment)

          Year Ended December 31, 200Y Compared to Year Ended 31, 200Z (Discussion of sales changes for each segment)

          Net Profit by Segment
          (in thousands of US dollars except percentage)

                                                                  Year Ended December 31,
                                             -----------------------------------------------------------------
                                                     200X                  200Y                  200Z
                                                     ----                  ----                  ----
              Segments                           $           %         $          %          $          %
              --------                           -           -         -          -          -          -
          Consumers Electronics and
           Communication Products
          Telecommunication Components
           Assembly
          LCD Panels and Transformers
                                             -----------------------------------------------------------------
          Total
          =====                              =================================================================

          Year Ended December 31, 200X Compared to Year Ended 31, 200Y (Discussion of profit changes for each segment)

          Year Ended December 31, 200Y Compared to Year Ended 31, 200Z (Discussion of profit changes for each segment)

     Item 15. Control and Procedures, page 75

     3. We note your statement that an "internal control system, no mater how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of such internal controls are met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial offer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In alternative, remove the reference to the level of assurance of your disclosure controls andprocedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

          Company answer:

          We respectfully advise the Staff that we will state clearly in future filings that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our Chief Executive Officer and Chief Financial Officer concluded that the disclosures controls and procedures are effective at that reasonable assurance level. Our future filings will be revised as follows:

          "We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of that date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required."


     4. We note your disclosure that there were "no signification changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out this evaluation." To the extent that your disclosure was provided to address Item 15(d) of Form 20-F which requires disclosure of any change that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings to address all changes or advise us.

          Company answer:

          We respectfully confirm to the Staff that for the year ended December 31, 2005, there were no changes that occurred during the period that had materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

          We respectfully advise the Staff that we will also disclose in future filings all changes that occurred during the period covered by the annual report which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting as follows:

           "There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting."

Financial Statements
Note 3. Investment in Subsidiaries, page F-15(b) Significant transactions, page F-16

     5. We note that you recorded a net gain on partial disposal of JIC Technology of $1,838 during the period from June to November 2003 and an additional net gain on partial disposal of $6,249 in November/December 2004. Please cite the accounting guidance upon which you based your accounting for these transactions. We refer you to SAB Topic 5.H and paragraph 45 of SFAS 144.

          Company answer:

          During the period between June 2003 and December 2004, we entered into various transactions to sell securities of our subsidiary, JIC Technology, which reduced our investment interest in the subsidiary. We have always retained a controlling interest in the subsidiary. The net gains on the disposal of shares in JIC Technology were calculated based on the consideration received net of the relevant portion of the carrying value of JIC Technology disposed.

          Although SAB Topic 5H addresses the dilution of a parent company's interest in a subsidiary when the subsidiary issues new shares, we have looked at SAB Topic 5H in analogy for our accounting for the transaction. We have reviewed the circumstances where a gain should not be recognized in the income statement. For these transactions, the sales of subsidiary shares was not part of a broader corporate reorganization, the Company had not contemplated a reacquisition of the shares it sold and JIC Technology was not a newly formed, non-operating entity at the time of the transactions. As SAB Topic 5H would permit the recognition of the gain in the income statement, the Company has applied the guidance consistently to their disposal of shares in JIC Technology.

          We acknowledge the income statement presentation laid out in paragraph 45 of SFAS 144; however, we have analogized this entire transaction to SAB Topic 5H including Question 6 and have classified the gains as a non-operating expense as a specific line item "Gains from sales of subsidiaries' share."


     6. Please provide us with further information regarding your accounting for NTEEP. In your response please specifically address the following:

          i) The accounting guidance upon which you based your accounting for NTEEP whereby you recorded a gain on partial disposal of $71,071 in April 2004. We refer you to SAB Topic 5.H.

          ii) The accounting guidance upon which you based your accounting whereby you recorded a gain on partial disposal of $5,870 and $5,163 in March 2005 and August 2005, respectively.

          iii) Please further explain to us how your partial disposal in Namtek Software resulted in goodwill and a net gain on partial disposal of interest in Namtak Software of $1,930. Please cite the accounting guidance upon which you based your accounting.

          iv) Your response should also address the related valuation method and significant assumption.

     Company answer:

          i) and ii) We respectfully advise the Staff that we have applied a consistent accounting policy analogizing to SAB Topic 5H, as described in question 5 for the disposal of NTEEP securities held by the Company as we have retained controlling interest. Therefore, the profit from the sale of securities has been recognized in the income statement and recognizedas a non-operating expense as a specific line item "Gains from sales of subsidiaries' share."

          iii) We further supplementally advise the Staff that on May 17, 2005 NTEEP acquired a 100% interest in Namtek Software from us and Asano Company, the minority shareholder in Namtek Software which was owned by the Chairman of Namtek Software, in exchange for its own shares. As a result of this transaction, our interest in Namtek was diluted by 7.94% net and our interest in NTEEP increased by 0.81%. As NTEEP's shares are publicly listed in the Hong Kong Stock Exchange, independent approval from the minority shareholders of NTEEP was required and obtained during an extraordinary general meeting (where we were not allowed to vote). We applied FASB Technical Bulletin 85-5 Question 2 and concluded that the accounting treatment of the exchange should be accounted for as an acquisition of shares from the minority interest because the minority shareholders' approval was required and obtained. In addition, the minority interest in NTEEP did change from 28.75% to 27.94% as a result of the transaction.

          We would like to further advise the Staff that we considered Questions 2 and 4 of SAB Topic 5.H. In March 2005 when we disposed of 3.75% of NTEEP, the structure of the Namtek Software/NTEEP transaction had not yet been determined and therefore had also not been submitted to or approved by the minority shareholders of NTEEP. Further, the March sale was not directed to any of the parties to the Namtek Software/NTEEP transaction. In fact the Namtek Software/NTEEP transaction was entered into in order to align the businesses and was not contemplated as a repurchase of shares. It was structured as a share exchange so that the Chairman of Namtek Software would maintain its equity interest in the future of the business. The fact that this was not planned as a repurchase is reinforced by our subsequent sale of approximately 2.5% of NTEEP shares in August 2005. At this point in time we have no plans to acquire any additional shares of NTEEP.

          We recorded a gain of $1.93 million on the sale of Namtek Software resulting from the difference between the fair value of the NTEEP shares received of $2.12 million, and the carrying value of the interest given up in Namtek Software of $0.19 million. The excess of the purchase price over the fair value of the 0.81% of NTEEP assets acquired of $1.28 million has been recorded as goodwill.

          iv) The fair value of the NTEEP shares received was determined using the market value of the shares as it is a publicly listed company on the Hong Kong Stock Exchange.


Note 9. Investment in Affiliated Companies, Equity Method, page F-20

     7. We note your references on pages F-20 and F-21 to "an independent external valuer" and a "third party valuation firm". Please note that if you elect to continue to make such a reference and include or incorporate this reference in any registration statement you will be required to identify the appraisal firm under "Experts" and include their consent in the registration statement. Alternatively, we encourage you to instead clearly disclose that management is primarily responsible for estimating fair value,. We will not object if you wish to state, in revised disclosure in future filings, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Additionally, we also expect to see disclosure in future filings of the method and significant assumptions used in determining the fair value. Please revised future filings as appropriate.

          Company answer:

          We respectfully advise the Staff that we will clearly disclose in future filings that management is responsible for the estimation of fair values and supplementally make disclosure of the method and significant assumptions used in determining the fair value in future filings.

Note 10. Investments, page F-20(b) Investments, at cost/available for sale investment securities, page F-

21(i) TCL Corporation, page F-21

     8. We see that you hold promoters shares of TCL Corporation that were restricted through April 2005. Please respond to the following with regards to these shares:

     i) Please tell us the nature of the restrictions imposed through April
     2005.

     ii) Please revise your disclosure in future filings to clearly disclose that while you hired a third party valuation firm, management is primarily responsible for the valuation.

     iii) Please also tell us and disclose in future filings the method and significant assumptions utilized in the valuation.

     iv) Tell us how you calculated the amount of the unrealized gain on the shares as of December 31, 2004 and 2005, based on your cost and the estimated fair value at each date.

     v) Finally, we noted that the TCL Corporation announced the proposed split share structure reform ("SSR"), whereby shareholders of TCL Corporation tradable A-shares would receive 2.5 shares for every 10 shares from the holders of promoter's shares of TCL Corporation, on a pro rata basis. Please tell us more about the split share structure reform ("SSR"), including how and when it will impact you.

     Company answer:

     i) We were restricted from transferring our promoter's shares within three years from April 2002 through to April 2005 to other parties. This was the only restriction imposed by The Company Law of The People's Republic of China.

     ii) We respectfully advise the Staff that we will clearly disclose in future filings that management is responsible for the estimation of fair values and supplementally make disclosure of the method and significant assumptions used in determining the fair value in future filings.

     iii) We respectfully advise the Staff that we will make the following disclosures in our future filings with respect to our valuation methods and key assumptions. The 2004 and 2005 fair values were derived using a comparable companies analysis on certain publicly available key ratios such as price earning ratio; price to book multiples and enterprise value to earnings before interest, tax, depreciation and amortization and a mid-point was then determined. This methodology was preferred due to the lack of visibility for future forecasts related to TCL Corporation. We identified a sample of 9 companies that operated in similar industries as TCL Corporation and compiled a range of low, high, median and mean valuation statistics based on these selected representative sample of comparable companies, and applied a liquidity discount, which was determined by reference to recent promoters' share transactions of other companies in the previous 24 months, when estimating the fair value.

     iv) We further supplementally advise the Staff that the unrealized gains on the shares as of December 31, 2004 and 2005 were calculated as follows:


                                                           2004         2005

     Estimated fair value                                 $20,700      $13,330
     Carrying value of investment                         $11,968      $11,968
     Unrealized gain                                      $ 8,732      $ 1,362
     % of holding in the subsidiary                           75%        69.5%
     Amount shared by Nam Tai                             $ 6,549      $   947

     We respectfully advise the Staff that we will disclose in future filings the following:

     "As these promoter's shares have a restriction on their sale prior to April 2005, the Company estimated the fair value of these shares, using the comparable companies analysis, as of December 31, 2004 and

     2005 and recognized an unrealized gain, net of minority interest's shares, of $6,549 and $947, respectively, based on the carrying value of the investment of $11,968 in both years and an estimated fair value of $20,700 and $13,300, respectively."

     v) Pursuant to the SSR, our promoter's shares in TCL Corporation will be exchanged for publicly tradable A-shares of TCL Corporation at the payout rate of approximately 15.62%, i.e. our 95.52 million promoter's shares will become 80.60 million A-shares, and shall be tradable 12 months from April 20, 2006, the first trading date after the SSR was formally approved. At the same time, the existing A-shareholders will receive 2.5 shares for every 10 A-shares they hold. As the restrictions of sale terminates within one year, consistent with the definition of restricted shares in footnote 2 of SFAS 115, starting from the second quarter of 2006, we will carry these shares in our consolidated balance sheet based on the traded market price of TCL Corporation's A-shares rather than estimating the fair value of the shares using the comparable companies analysis as mentioned in question 8(iii) above. The financial impact as of the second quarter will depend on the traded market price of TCL Corporation's A-shares on June 30, 2006.


(ii) Huizhou TCL, page F-21

     9. We noted that you had a 3.033% interest in Huizhou TCL as of January 1, 2003. We also noted that this interest increased to 9% in April 2004 through an exchange of your interest in Mate Fair. Please provide us with more detail of this exchange and tell us how this resulted in a 9% in Huizhou TCL. Please also include a discussion regarding the July 2004 price adjustment discussed on page F-17 in your response, the nature of the adjustment and any accounting consequences. Please also tell us how you determined the company's cost of $79,522 and the fair value of $21,206 at December 31, 2004 as well as the fair value at June 30, 2005 and December 31, 2005.

          Company answer:

          We further supplementally advise the Staff that, as of January 1, 2004, we held an indirect interest of 3.033% in Huizhou TCL. through Mate Fair, a 72.22% owned investment holding company. In April 2004, we increased this interest in Huizhou TCL. by 5.96% to 9% by acquiring 100% of Jasper Ace Limited ("Jasper Ace"), an investment holding company that held this 9% interest.

          The consideration for the acquisition of Jasper Ace was:
          a) US$25 million cash
          b) Our 72.22% interest in Mate Fair
          c) Issue of 1,416,764 shares of Nam Tai

          We had initially issued 2,389,974 new shares in April 2004 as part of the purchase consideration; however the share consideration was adjusted downwards in July 2004 to 1,416,764 shares based on a purchase price adjustment clause set out in the sales agreement which reduced our carrying value of the investment in Huizhou TCL.

          Prior to Huizhou TCL's listing (under their holding company, TCL Com), we recorded this as a long-term investment using the cost method. Subsequent to the listing of Huizhou TCL, we reclassified this investment as an available for sale investment under SFAS 115 accordingly and recorded it at fair value based on the market price of the Huizhou TCL's shares. In 2004, we were invited and agreed to invest the dividend received from Huizhou TCL. to increase its capital for its future development.

          The Company's carrying value of the investment in Huizhou TCL. of $79.5 million was derived from the followings:

          Cash consideration paid                              $25.0 million
          1,416,764 new shares valued at $24.6 each            $34.8 million

          Carrying value of Mate Fair                          $ 3.8 million
          Dividend reinvested in Huizhou TCL.                  $15.9 million
                                                               -------------
           Total                                               $79.5 million
           =====                                               =============

          The fair value of $21.2 million at December 31, 2004 was based on the 254,475,000 shares of Huizhou TCL. held by Jasper Ace at a market price of HK$0.65 per share and USD to HKD exchange rate of 7.8 (i.e. 254,475,000 x HK$0.65 / 7.8 = US$21,206,250)

          The fair value as of June 30, 2005 was also based on 254,475,000 shares at a market price of HK$0.45 per share and USD to HKD exchange rate of 7.8 (i.e. 254,475,000 x HK$0.45 / 7.8 = US$14,681,250)

          We disposed of our entire interest in Huizhou TCL. in the fourth quarter of 2005.

Form 6-K filed on February 15, 2006

     10. With regards to your non-GAAP disclosures, please respond to the followings:

     We note that you discuss non-GAAP diluted earnings per share for the fourth quarter of 2005 on pages 1 and 2. In accordance with Regulation G, please revise your future filings to include a quantitative reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

     We note your discussion of non-GAAP earnings per share estimates in note(a) in the Company Outlook section of your Form 6-K, whereby you state, "the operating income per share and non-GAAP earnings per share estimate and comparative figures for prior periods may exclude certain income and expenses to better assess operating performance." Your discussion of this forward looking non-GAAP measure is too vague. Please provide a quantitative reconciliation, to the extent available, for forward looking information, to tell investors what items you intend to exclude from the most comparable GAAP measure.

     Please provide us with a sample of your proposed disclosure for future filings.

     Company answer:

     We respectfully advise the Staff that we will revise our future filings to include a quantitative reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measures and will provide a quantitative reconciliation, to the extent available, for forward looking information, to let investors know what items we intend to exclude from the most comparable GAAP measure. A sample of the proposed disclosure format is enclosed for your reference as Exhibit A.


We hereby acknowledge that the Company is responsible for the adequacy of the disclosures in the filings, that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,
For and on behalf of
Nam Tai Electronics, Inc.



/s/  Patinda Lei
------------------------
Patinda Lei
Chief Financial Officer
Chief Executive Officer

                                                                       Exhibit A
                                                                       ---------
[NAMTAI LOGO] [GRAPHIC OMITTED]                       FIRST QUARTER NEWS RELEASE


                            NAM TAI ELECTRONICS, INC.

VANCOUVER, CANADA -- May [ ], 2006 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) announced today its unaudited results for the first quarter ended March 31, 2006.

KEY HIGHLIGHTS

     (In thousands of US Dollars, except per share data and as otherwise stated)
     ------------------------------------------------------------------------------------------------------------------------
                                                                                 Quarterly Results
     ------------------------------------------------------------------------------------------------------------------------
                                                                Q1/06                   Q1/05                 YoY(%)
     ------------------------------------------------------------------------------------------------------------------------
      Net sales                                                          xxx                     xxx                  xxx
     ------------------------------------------------------------------------------------------------------------------------
      Gross Profit                                                       xxx                     xxx                  xxx
     ------------------------------------------------------------------------------------------------------------------------
                                            % of sales                   xxx                     xxx                  xxx
     ------------------------------------------------------------------------------------------------------------------------
      Operating Income                                                   xxx                     xxx                  xxx
     ------------------------------------------------------------------------------------------------------------------------
                                            % of sales                   xxx                     xxx                  xxx
     ------------------------------------------------------------------------------------------------------------------------
                                   per share (diluted)                   xxx                     xxx                  xxx
     ------------------------------------------------------------------------------------------------------------------------
      Net Income(a)
     ------------------------------------------------------------------------------------------------------------------------
                                           % of sales                    xxx                     xxx                  xxx
     ------------------------------------------------------------------------------------------------------------------------
      Basic earnings per share                                           xxx                     xxx                  xxx
     ------------------------------------------------------------------------------------------------------------------------
      Diluted earnings per share                                         xxx                     xxx                  xxx
     ------------------------------------------------------------------------------------------------------------------------
      Weighted average number of shares ('000')
             Basic                                                       xxx                     xxx                  xxx
             Diluted                                                     xxx                     xxx                  xxx

     Notes:

     (a) Included in net income in the first quarter of 2005 is a $xxx million realized loss on the disposal of the Company's interest in marketable securities in xxxxxxx.

     (b)  GAAP to non-GAAP reconciliation:
          --------------------------------

         (in thousands of US Dollars, except for earnings per share ("EPS"))
                                                                   -----------------------------------------
                                                                              Three months ended
                                                                                  March 31,
                                                                   -----------------------------------------
                                                                          2006                 2005
                                                                   -----------------------------------------
                                                                                EPS                  EPS
                                                                                 $                    $
         GAAP Net Income                                                  xxx      xxx        xxx       xxx
         Add back/(Less):
         - realized gains on sale of a subsidiary's shares                xxx      xxx        xxx       xxx
                                                                   -----------------------------------------
         Non-GAAP Net Income                                              xxx      xxx        xxx       xxx
                                                                   -----------------------------------------

     Please see page 5 for a detailed discussion of management's use of non-GAAP information.

[Discussion of the current quarter's performance]

Company Outlook
---------------

[Discussion of Company's outlook]

(In millions of US Dollars, except for per share data)
---------------------------------------------------------------------------------------------------
                                                                  2Q 2006       2Q 2005     1Q 2006
                                                                (Estimated)    (Actual)    (Actual)
---------------------------------------------------------------------------------------------------
Sales                                                                  xxx         xxx         xxx
---------------------------------------------------------------------------------------------------
Non-GAAP Operating Income per Share (diluted) (a)(b)                   xxx         xxx         xxx
---------------------------------------------------------------------------------------------------
Non-GAAP Earnings per Share (diluted) (a)(b)(c)                        xxx         xxx         xxx
---------------------------------------------------------------------------------------------------

Notes:
(a) The non-GAAP operating income per share and non-GAAP earnings per share estimate and comparative figures for prior periods may exclude certain income and expenses to better assess operating performance (see page 5 for a detailed discussion on management's use of non-GAAP information).
(b) The non-GAAP diluted operating income per share and non-GAAP diluted earnings per share will be affected by any future changes in total number of outstanding shares and stock options.
(c) The non-GAAP diluted earnings per share estimate is calculated based on a current minority interest of approximately 30.5% in NTEEP and approximately 25.1% in J.I.C. Technology Company Limited. Minority interest may fluctuate within and between quarters.

Sarbanes-Oxley Act
------------------

The Company is working towards full compliance with the relevant sections of the Sarbanes-Oxley Act in accordance with the timetable set out by the relevant regulations.

Supplementary Information (Unaudited) for the First Quarter of 2006
-------------------------------------------------------------------

1.   Quarterly Sales Breakdown
     (In thousands of US Dollars)
     ---------------------------------------------------------------------------
     Quarter        2006          2005        YoY(%)            YoY(%)
                                           (Quarterly)   (Quarterly accumulated)
     ---------------------------------------------------------------------------
     1st Quarter      xxx           xxx            xxx                 xxx
     ---------------------------------------------------------------------------
     2nd Quarter        -           xxx              -                   -
     ---------------------------------------------------------------------------
     3rd Quarter        -           xxx              -                   -
     ---------------------------------------------------------------------------
     4th Quarter        -           xxx              -                   -
     ---------------------------------------------------------------------------
     Total            xxx           xxx
     ---------------------------------------------------------------------------


2.   Net Sales Breakdown by Product Segment

     -----------------------------------------------------------------------------------------------------------------------
                                                                        2006                             2005
     -----------------------------------------------------------------------------------------------------------------------
     Segment                                                     1Q              YTD              1Q              YTD
                                                                 (%)             (%)             (%)              (%)
     -----------------------------------------------------------------------------------------------------------------------
     Consumer Electronics and Communication Products:
       -  Consumer Electronics and Communication Products        xxx%            xxx%             xxx%            xxx%
       -  Software Development Services                          xxx%            xxx%             xxx%            xxx%




                                  Page 2 of 10

     -----------------------------------------------------------------------------------------------------------------------
     Telecom. Components Assembly                                xxx%            xxx%             xxx%            xxx%

     -----------------------------------------------------------------------------------------------------------------------
     Parts & Components:
     -        LCD Panels                                         xxx%            xxx%             xxx%            xxx%
     -----------------------------------------------------------------------------------------------------------------------
                                                                 100%            100%             100%            100%
     -----------------------------------------------------------------------------------------------------------------------


3.   Key Highlight of Financial Position

                                                                     As at March 31                    As at December 31
                                                     ------------------------------------------------
                                                              2006                    2005                   2005
     -----------------------------------------------------------------------------------------------------------------------
     Cash on Hand                                              xxx                     xxx                    xxx
     -----------------------------------------------------------------------------------------------------------------------
     Marketable Securities                                     xxx                     xxx                    xxx
     -----------------------------------------------------------------------------------------------------------------------
     Cash/Current Liabilities                                  xxx                     xxx                    xxx
     -----------------------------------------------------------------------------------------------------------------------
     Current Ratio                                             xxx                     xxx                    xxx
     -----------------------------------------------------------------------------------------------------------------------
     Total Assets/Total Liabilities                            xxx                     xxx                    xxx
     -----------------------------------------------------------------------------------------------------------------------
     Return on Equity                                          xxx                     xxx                    xxx
     -----------------------------------------------------------------------------------------------------------------------
     Total Liabilities/Equity                                  xxx                     xxx                    xxx
     -----------------------------------------------------------------------------------------------------------------------
     Debtors Turnover                                          xxx                     xxx                    xxx
     -----------------------------------------------------------------------------------------------------------------------
     Inventory Turnover                                        xxx                     xxx                    xxx
     -----------------------------------------------------------------------------------------------------------------------
     Average Payable Period                                    xxx                     xxx                    xxx
     -----------------------------------------------------------------------------------------------------------------------



First Quarter Results Analyst Conference Call
---------------------------------------------

[Details of Q1 analyst conference call]

Dividends
---------

[Details of dividends]

Annual General Meeting
----------------------

[Details of AGM]




About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC sub-assemblies, image sensors modules and PCBA for BluetoothTM headsets. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, electronic toys, handheld video game devices, entertainment devices and microwave ovens. We also manufacture finished products, including cellular phones in semi-knocked down ("SKD"), form, mobile phone accessories and educational products.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC on The Stock Exchange of Hong Kong Limited are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak season during a year.

Non-GAAP Information
--------------------

In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States ("US GAAP"), management utilizes a measure of net income and earnings per share on a non-GAAP basis that excludes certain income/expenses to better assess operating performance. Those non-GAAP financial measures excludes certain items, such as restructuring costs, realized gain or loss on the disposal of marketable securities, investments or interests in subsidiaries, impairment loss on marketable securities or goodwill, or other infrequent or unusual items. By disclosing this non-GAAP information, management intends to provide investors with additional information to further analyze the Company's performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the company's performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with US GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table in press release on pages x and x for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

Forward-Looking Statements
--------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company's projected sales, projected gross profit margin, projected non-GAAP operating income per share (diluted) and projected non-GAAP earnings per share (diluted) for the second quarter of 2006, and plans relating to the expansion of the Company's business. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this news release might not occur the way we expect, or at all. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. These factors include, without limitation, lower than expected second quarter 2006 sales, unexpected changes to the Company's cash position, general economic, market and business conditions and other factors beyond the Company's control.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(In Thousands of US Dollars except share and per share data)

                                                           Unaudited
                                                       Three months ended
                                                           March 31
                                                     2006            2005
-------------------------------------------------------------------------------

Net sales - related parties                      $         -     $         xxx
Net sales - third parties                                xxx               xxx
                                                 --------------- ---------------
Total net sales                                          xxx               xxx
Cost of sales                                            xxx               xxx
                                                 --------------- ---------------

Gross profit                                             xxx               xxx

Costs and expenses
  Selling, general and administrative expenses           xxx               xxx
  Research and development expenses                      xxx               xxx
                                                 --------------- ---------------
                                                         xxx               xxx

                                                 --------------- ---------------
Operating income                                         xxx               xxx


Other expenses - net                                     xxx               xxx
Gain on sale of a subsidiary's shares                    xxx               xxx
Interest income                                          xxx               xxx
Interest expense                                         xxx               xxx
                                                 --------------- ---------------

Income before income taxes and minority interests        xxx               xxx
Income taxes                                             xxx               xxx
                                                 --------------- ---------------

Income before minority interests                         xxx               xxx
Minority interests                                       xxx               xxx
                                                 --------------- ---------------

Net income                                       $       xxx     $         xxx
                                                 =============== ===============

Earnings per share
  Basic                                          $       xxx     $         xxx
                                                 =============== ===============
  Diluted                                        $       xxx     $         xxx
                                                 =============== ===============

Weighted average number of shares ('000')
  Basic                                                  xxx               xxx
  Diluted                                                xxx               xxx

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2006 AND DECEMBER 31, 2005
(In Thousands of US Dollars)                          Unaudited      Audited
                                                      March 31     December 31,
                                                         2006          2005
-------------------------------------------------------------------------------
ASSETS                                                                    (note)
Current assets:
   Cash and cash equivalents                          $    xxx       $     xxx
   Marketable securities                                   xxx             xxx
   Accounts receivable, net                                xxx             xxx
   Inventories                                             xxx             xxx
   Prepaid expenses and other receivables                  xxx             xxx
   Income taxes recoverable                                xxx             xxx
   Assets held for sale                                    xxx             xxx
                                                --------------------------------
          Total current assets                             xxx             xxx

Property, plant and equipment, net                         xxx             xxx
Land use right                                             xxx             xxx
Deposits for property, plant and equipment                 xxx             xxx
Goodwill                                                   xxx             xxx
Other assets                                               xxx             xxx
                                                --------------------------------
          Total assets                                $    xxx       $     xxx
                                                ================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                      $    xxx       $     xxx
   Short-term bank loans                                   xxx             xxx
   Long-term bank loans - current portion                  xxx             xxx
   Accounts payable                                        xxx             xxx
   Accrued expenses and other payables                     xxx             xxx
   Dividend payable                                        xxx             xxx
   Income taxes payable                                    xxx             xxx
                                                --------------------------------
          Total current liabilities                        xxx             xxx

Long-term bank loans - non-current portion                 xxx             xxx
                                                --------------------------------
          Total liabilities                                xxx             xxx

Minority interests                                         xxx             xxx

Shareholders' equity:
   Common shares                                           xxx             xxx
   Additional paid-in capital                              xxx             xxx
   Retained earnings                                       xxx             xxx
   Accumulated other comprehensive income
             (Note 1)                                      xxx             xxx
                                                --------------------------------
     Total shareholders' equity                            xxx             xxx

     Total liabilities and shareholders' equity       $    xxx       $     xxx
                                                ================================

          Note: Information extracted from the audited financial statements included in the 2005 Form 20-F of the Company filed on March 15, 2006.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(In Thousands of US Dollars)

                                                                                                           Unaudited
                                                                                                       Three months ended
                                                                                                            March 31
                                                                                                      2006            2005
--------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                                                      $        xxx    $        xxx
 Adjustments to reconcile net income to net cash provided by (used in) operating activities:
   Depreciation and amortization of property, plant and equipment and land use right                      xxx             xxx
   Amortization of intangible assets                                                                      xxx             xxx
   Net gain on disposal of property, plant and equipment                                                  xxx             xxx
   Stock option expenses                                                                                  xxx             xxx
   Gain on sale of a subsidiary's shares                                                                  xxx             xxx
   Minority interests                                                                                     xxx             xxx
 Changes in current assets and liabilities:
   Decrease (increase) in accounts receivable                                                             xxx             xxx
   Decrease in amount due from a related party                                                            xxx             xxx
   Decrease in inventories                                                                                xxx             xxx
   Increase in prepaid expenses and other receivables                                                     xxx             xxx
   Increase in income taxes recoverable                                                                   xxx             xxx
   (Decrease) increase in notes payable                                                                   xxx             xxx
   Decrease in accounts payable                                                                           xxx             xxx
   Decrease in accrued expenses and other payables                                                        xxx             xxx
   Increase in amount due to a related party                                                              xxx             xxx
   Decrease in income taxes payable                                                                       xxx             xxx
   Others                                                                                                 xxx             xxx
                                                                                                 -------------------------------
         Total adjustments                                                                                xxx             xxx
                                                                                                 -------------------------------
 Net cash provided by (used in) operating activities                                             $        xxx    $        xxx
                                                                                                 -------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                                                     $        xxx    $        xxx
   (Increase) decrease in deposits for property, plant and equipment                                      xxx             xxx
   Acquisition of additional shares in a subsidiary                                                       xxx             xxx
   Proceed from sale of a subsidiary's shares                                                             xxx             xxx
   Decrease in other assets                                                                               xxx             xxx
   Proceeds from disposal of property, plant and equipment                                                xxx             xxx
                                                                                                 -------------------------------
 Net cash (used in) provided by investing activities                                             $        xxx    $        xxx
                                                                                                 -------------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends paid                                                                           $        xxx    $       xxx
   Proceeds from bank loans                                                                               xxx            xxx
   Repayment of bank loans                                                                                xxx            xxx
   Proceeds from shares issued on exercise of options                                                     xxx            xxx
                                                                                                 -------------------------------
 Net cash used in financing activities                                                           $        xxx    $       xxx
                                                                                                 -------------------------------

 Net (decrease) increase in cash and cash equivalents                                                     xxx            xxx
 Cash and cash equivalents at beginning of period                                                         xxx            xxx
 Effect of exchange rate changes on cash and cash equivalents                                             xxx            xxx
                                                                                                 -------------------------------
 Cash and cash equivalents at end of period                                                      $        xxx    $       xxx
                                                                                                 ===============================

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED MARCH 31, 2006 AND 2005
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain (loss) on marketable securities. The comprehensive income of the Company was $12,538 and $11,847 for the three months ended March 31, 2006 and March 31, 2005, respectively.

2. Business segment information - The Company operates primarily in three segments, the Consumer Electronics and Communication Products ("CECP") segment, Telecom. Components Assembly ("TCA") segment, and the LCD Panels ("LCDP") segment.

                                                      Unaudited
                                                 Three months ended
                                                      March 31
                                               2006              2005
--------------------------------------------------------------------------------
NET SALES :
   - CECP                                   $    xxx        $    xxx
   - TCA                                         xxx             xxx
   - LCDP                                        xxx             xxx
                                            ------------------------------------

          Total net sales                   $    xxx        $    xxx
                                            ====================================

NET INCOME :
   - CECP                                   $    xxx        $    xxx
   - TCA                                         xxx             xxx
   - LCDP                                        xxx             xxx
   - Corporate                                   xxx             xxx
                                            ------------------------------------

         Total net income                   $    xxx        $    xxx
                                            ====================================

                                                  Unaudited           Audited
                                                March 31, 2006       Dec. 31,
                                                                        2005
--------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT:
   - CECP                                      $         xxx        $    xxx
   - TCA                                                 xxx             xxx
   - LCDP                                                xxx             xxx
   - Corporate                                           xxx             xxx
                                               ---------------------------------
         Total assets                          $         xxx        $    xxx
                                               =================================


3. The following is a summary of the net sales, net income and long-lived assets by geographical area. Geographical area is determined by the place of delivery, as requested by the customer, and does not necessarily represent the geographical location of our customers, or the ultimate destination of products:

                                                           Unaudited
                                                       Three months ended
                                                            March 31
                                                      2006            2005
--------------------------------------------------------------------------------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong and Macao:
         Unaffiliated customers                $       xxx     $       xxx
         Intercompany sales                            xxx             xxx

   - PRC, excluding Hong Kong and Macao:
         Unaffiliated customers                        xxx             xxx
         Related party                                 xxx             xxx
         Intercompany sales                            xxx             xxx

   - Intercompany eliminations                         xxx             xxx
                                               ---------------------------------

         Total net sales                       $       xxx     $       xxx
                                               =================================

NET INCOME WITHIN:
   - PRC, excluding Hong Kong & Macao          $       xxx     $       xxx
   - Macao                                             xxx             xxx
   - Hong Kong                                         xxx             xxx
                                               ---------------------------------

         Total net income                      $       xxx     $       xxx
                                               =================================

                                                 Unaudited         Audited
                                               March 31, 2006   Dec. 31, 2005
--------------------------------------------------------------------------------
LONG-LIVED ASSETS WITHIN:
   - PRC, excluding Hong Kong & Macao          $       xxx     $       xxx
   - Macao                                             xxx             xxx
   - Hong Kong                                         xxx             xxx
                                               ---------------------------------

         Total long-lived assets               $       xxx     $       xxx
                                               =================================